SEC LETTER TO EVOLVEX EQUITY FUND LLC

Issuer Response to Letter dated January 17, 2023

Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A

File No. 024-11892

SEC COMMENT	ADDRESSED BY
General
1. We note your response to comment 1. However, you still describe an 8% return on page 29 and in the operating agreement. Please revise or advise.

On Page 30, the following text has been added to the “Securities Being Offered” section:

The Company does not currently own any assets and lacks an operating history; therefore, any estimates of its future economic performance are speculative.

However, it is the Company’s desire to pay a preferred return (the “Preferred Return”) to holders of the Class A Units in accordance with their capital contribution to the Company. The Preferred Return is not intended as a projection but a contractual obligation of the Company to the holders of Class A Units. The Preferred Return is not intended as an assessment or projection of the Company's future economic performance, nor should it be construed as such by prospective Investors.

The Company cannot guarantee to Investors that it will generate sufficient cash in order to pay any distributions.  In the event of downturns in the Company’s operating results, unanticipated capital improvements to its properties, cash on hand, or other factors, the Company may be unable, or the Manager may decide not to pay distributions - including the Preferred Return - to its Members for any one or more annual period.

The Operating Agreement for the Company defines the “Preferred Return” as “an eight percent (8%) annual, non-compounding return of a Class A Member’s Capital Contribution. The Preferred Return is cumulative, meaning that if the Preferred Return is not paid in full in any annual period, the amount of the Preferred Return that was not paid in such annual period shall carry forward to the next annual period until paid in full. The Preferred Return applicable to a Member shall be calculated based on the number of days in an applicable annual period that a Class A Member holds Class A Units.”